UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of January, 2006
EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)
400 Godin Avenue, Vanier, Quebec, Canada G1M 2K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On January 26, 2006, EXFO Electro-Optical Engineering Inc., a Canadian Corporation announced that it has completed its acquisition of the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks. This report on Form 6-K sets forth the press release issued on January 26, 2006 relating to EXFO’s announcement and certain information relating to the completed transaction and the Material Change Report being filed in Canada.
This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By:	/s/ Germain Lamonde
	Name:	Germain Lamonde
	Title:	President and Chief Executive Officer

Date: January 30, 2006

Form 51-102F3
MATERIAL CHANGE REPORT
EXFO Electro-Optical Engineering Inc. (“EXFO”)

ITEM 1:	REPORTING ISSUER

EXFO Electro-Optical Engineering Inc. (“EXFO”) 400 Godin Avenue Vanier, Quebec Canada G1M 2K2

ITEM 2:	DATE OF MATERIAL CHANGE

January 26, 2006

ITEM 3:	PRESS RELEASE

EXFO issued a press release indicating the material change on January 26, 2006, in Canada on Canada NewsWire and in the United States on New York Metro. A copy of the press release is attached hereto and forms an integral part hereof.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

EXFO announced on January 26, 2006 that it has completed its acquisition of the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks.

Earlier this month, EXFO signed an agreement to purchase substantially all the assets of Consultronics in an all-cash transaction based on the carrying value of the assets on the closing date of the acquisition. Consideration paid amounts to approximately C$22.8 million (US$19.8 million), including debt assumption and other acquisition-related costs.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On January 26, 2006, EXFO Electro-Optical Engineering Inc. announced that it has completed its acquisition of the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks.

Earlier in January, EXFO signed an agreement to purchase substantially all the assets of Consultronics in an all-cash transaction based on the carrying value of the assets on the closing date of the acquisition. Consideration paid amounts to approximately C$22.8 million (US$19.8 million), including debt assumption and other acquisition-related costs.

Consultronics, a privately held company based in Toronto with operations in the United Kingdom and Hungary, specializes in x-Digital Subscriber Line (xDSL), Internet Protocol TV (IPTV) and Voice-over-Internet Protocol (VoIP) test solutions for the broadband access market.

The transaction is expected to be neutral for the remainder of fiscal 2006 and accretive in fiscal 2007. This forecast takes into account approximately US$2.0 million, or US$0.03 per diluted share, annually in additional amortization of intangible assets.

EXFO had scheduled the closing to occur before mid-March, and Mr. Germain Lamonde, EXFO’s Chairman, President and CEO declares being very satisfied that both teams worked together remarkably well to accelerate the process and create a solid integration plan that leverages sales and product synergies.

To account for Consultronics’ results of operations with about one month left in the second quarter of fiscal 2006, EXFO has raised its sales guidance by US$1.0 million to a range between US$27.0 and US$30.0 million for the quarter ending Feb. 28, 2006. GAAP net earnings/loss guidance remains unchanged between a net loss of US$0.01 per diluted share and net earnings of US$0.02 per diluted share, given the anticipated neutral impact of the acquisition on the remainder of fiscal 2006. Corporate metrics for fiscal 2006, reflecting the contribution from Consultronics and financial performance at the mid-point of the fiscal year, will be updated following the end of the second quarter.

ITEM 6:	RELIANCE ON SUBSECTION 7.1 (2) OR (3) OF CONFIDENTIALITY SECTION OF THE ACT

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, Secretary and Legal Counsel at 418-683-0211.

ITEM 9:	DATE OF THE MATERIAL CHANGE

January 30, 2006

The foregoing accurately discloses the material change referred to herein.

     DATED this 30th day of January, 2006.

EXFO Electro-Optical Engineering Inc.
/s/ Benoit Ringuette
Benoit Ringuette
Secretary and Legal Counsel

EXFO Completes Acquisition of Consultronics and Raises Sales Guidance
QUEBEC CITY, CANADA, January 26, 2006—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) announced today that it has completed its acquisition of the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks.
Earlier this month, EXFO signed an agreement to purchase substantially all the assets of Consultronics in an all-cash transaction based on the carrying value of the assets on the closing date of the acquisition. Consideration paid amounts to approximately C$22.8 million (US$19.8 million), including debt assumption and other acquisition-related costs.
Consultronics, a privately held company based in Toronto with operations in the United Kingdom and Hungary, specializes in x-Digital Subscriber Line (xDSL), Internet Protocol TV (IPTV) and Voice-over-Internet Protocol (VoIP) test solutions for the broadband access market.
The transaction is expected to be neutral for the remainder of fiscal 2006 and accretive in fiscal 2007. This forecast takes into account approximately US$2.0 million, or US$0.03 per diluted share, annually in additional amortization of intangible assets.
“The closing was scheduled to occur before mid-March, so I’m pleased that both teams worked together remarkably well to accelerate the process and create a solid integration plan that leverages sales and product synergies,” said Germain Lamonde, EXFO’s Chairman, President and CEO.
To account for Consultronics’ results of operations with about one month left in the second quarter of fiscal 2006, EXFO has raised its sales guidance by US$1.0 million to a range between US$27.0 and US$30.0 million for the quarter ending Feb. 28, 2006. GAAP net earnings/loss guidance remains unchanged between a net loss of US$0.01 per diluted share and net earnings of US$0.02 per diluted share, given the anticipated neutral impact of the acquisition on the remainder of fiscal 2006. Corporate metrics for fiscal 2006, reflecting the contribution from Consultronics and financial performance at the mid-point of the fiscal year, will be updated following the end of the second quarter.
About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the company’s main business activity, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.
For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com